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                             September 8, 2021

       Logan Allin
       Chief Executive Officer
       ExcelFin Acquisition Corp.
       473 Jackson St., Suite 300
       San Francisco, CA 94111

                                                        Re: ExcelFin
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001852749

       Dear Mr. Allin:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Experts, page 167

   1. We note your disclosure that the financial statements of ExcelFin Acquisition Corp. as of
                                                        June 30, 2021 and for
the period from March 15, 2021 (commencement of operations)
                                                        through June 30, 2021
have been audited, which is not consistent with the financial statement periods
stated in the report of your independent registered accounting firm.
                                                        Please revise to
reconcile this discrepancy.
 Logan Allin
ExcelFin Acquisition Corp.
September 8, 2021
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,
FirstName LastNameLogan Allin
                                                         Division of
Corporation Finance
Comapany NameExcelFin Acquisition Corp.
                                                         Office of Real Estate
& Construction
September 8, 2021 Page 2
cc:       William B. Nelson, Esq.
FirstName LastName